

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

**DIVISION OF
CORPORATION FINANCE**

Mail Stop 4720

September 25, 2015

<u>Via E-mail</u>
Mr. Carter J. Ward
Chief Financial Officer
Elite Pharmaceuticals, Inc.
165 Ludlow Avenue
Northvale, NJ 07647

> **Re:** **Elite Pharmaceuticals, Inc.**
> **Form 10-K for the Fiscal Year Ended March 31, 2015**
> **Filed June 15, 2015**
> **Form 10-Q for the Quarterly Period Ended June 30, 2015**
> **Filed August 10, 2014**
> **File No. 001-15697**

Dear Mr. Ward:

We have limited our review to only your financial statements and related disclosures and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within 10 business days by providing the requested information or by advising us when you will provide the requested response. If you do not believe a comment applies to your facts and circumstances, please tell us why in your response. Please furnish us a letter on EDGAR under the form type label CORRESP that keys your responses to our comments.

After reviewing the information you provide, we may have additional comments and/or request that you amend your filing.

Form 10-K for the Fiscal Year Ended March 31, 2015

Research and Development, page 12

1. Notwithstanding your policy not to disclose research and development activities for competitive reasons, we believe disclosing information about each of your key development programs is important to an understanding of your operations and prospects. In this regard, we realize that you disclose some information about your development projects on your website. Please provide us proposed disclosure to be included in Business and MD&A in future periodic reports that provides the following information for each of your key research and development projects:

- The current status of the project;
- The costs incurred during each period presented and to date on the project;
- The anticipated completion dates;
- The risks and uncertainties associated with completing development on schedule, and the consequences to operations, financial position and liquidity if the project is not completed timely; and finally
- The period in which material net cash inflows from significant projects are expected to commence.

If you do not track your research and development costs by project, please disclose that fact and explain why you do not maintain and evaluate research and development costs by project. Provide other quantitative or qualitative disclosure that indicates the amount of your resources being used on the project. Regarding anticipated completion dates, disclose the amount or range of estimated costs and timing to complete the phase in process and each future phase. To the extent that information is not estimable, disclose those facts and circumstances indicating the uncertainties that preclude you from making a reasonable estimate.

Notes to Consolidated Financial Statements

Note 1 – Summary of Significant Accounting Policies
Revenue Recognition, page F-11

2. Please provide us proposed revised disclosure to be included in future periodic reports that clarifies how you apply the guidance in ASC 605-25, Multiple-Element Arrangements, in recognizing revenue under your various licensing, manufacturing and development agreements.

Note 4 – Intangible Assets, page F-14

3. You disclose that you begin amortization of your ANDA and patent intangibles upon receipt of approval of site transfers and the patent, respectively. Please tell us why you have not amortized any of your intangible assets when, at a minimum, it appears that you have 10 issued patents as disclosed on page 13 and that two of the products that appear to be included in your ANDA intangible (Phentermine HCl 37.5mg tablets and Phendimetrazine Tartrate 35mg tables) were launched in April 2011 and November 2012, respectively, based on information in the table on page 5. In your response, please provide the following information for your ANDA intangible assets:

- The name of each asset;
- The amount capitalized for each asset;
- The date of acquisition;
- The date of receipt of approval of site transfer (if applicable);
- The date of your product launch (if applicable); and

- The effective date of any manufacturing agreements with other parties to produce the product (including those agreements to produce product only until you receive regulatory approval on site transfer).

Note 13 – Derivative Liabilities – Preferred Shares, page F-22

4. Please provide us proposed disclosure to be included in future periodic reports describing the terms, preferences and conversion features of your Series I Preferred Stock. Refer to ASC 505-10-50, primarily 50-3 and 50-4.

5. Please provide your analysis supporting derivative liability treatment for each of your series of preferred stock, referencing for us the authoritative literature you relied upon to support your accounting. In your response, please also address the following specific questions:

- Tell us why you do not bifurcate the embedded conversion features from your host preferred stock. If you elected to account for the entire hybrid instruments at fair value under ASC 815-15-25-4 through 25-6, tell us your consideration of the prohibition to reflect equity instruments under this fair value election stipulated in ASC 815-15-25-6 and ASC 825-10-50-8i.
- Tell us whether, and explain why, each series of preferred stock as the host instrument is akin to debt or equity in assessing the clearly-and-closely related criterion of ASC815-15-25-1a. See ASC 815-15-25-16 through 25-51A.

Note 20 – Concentrations, page F-32

6. Please provide us proposed revised disclosure to be included in future periodic reports that quantifies the amount of revenue earned by each of your major customers; those defined as comprising more than 10% of your total revenues. See ASC 280-10-50-42.

7. Please provide us proposed disclosure to be included in future periodic reports of your revenue by product or group of products as required by ASC 280-10-50-40.

Note 22 – Related Party Transaction—Manufacturing and License Agreement with Epic Pharma LLC, page F-34

8. Please provide us proposed revised disclosure to be included in future periodic reports that describes each substantive milestone and the related contingent consideration as well as the range of royalty and gross profit rates used to calculate your license fees under the agreement. Please provide this information for each licensing, manufacturing and development agreement you describe beginning on page 9. If the agreements are not significant, please disclose the amounts in the aggregate. Refer to ASC 605-28-50-2b.

Form 10-Q for the Quarterly Period Ended June 30, 2015
Notes to Condensed Consolidated Financial Statements
Note 12 – Collaborative Agreement with Epic Pharma LLC, page F-12

9. You disclose that all milestones under the Epic Collaborative Agreement are substantive and that you recognized $5 million of these in the first quarter of 2015. Please tell us the triggering event(s) that resulted in the recognition of this $5 million and why immediate recognition was appropriate. In this regard, it appears from disclosure in Note 28 on page F-39 of your 2015 Form 10-K that your first milestone payment was due and received upon signing of the agreement, which does not appear to meet the significant uncertainty criterion at contract inception under the definition of milestones in ASC 605-28-20. Reference for us the specific authoritative literature you relied upon to support your accounting.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings to be certain that the filings include all information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filings;
- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and
- the company may not assert the staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Rolf Sundwall, Staff Accountant, at (202) 551-3105 or Mark Brunhofer, Senior Staff Accountant, at (202) 551-3638 if you have any questions regarding the comments.   In this regard, do not hesitate to contact me at (202) 551-3679.

Sincerely,

/s/ Jim B. Rosenberg

Jim B. Rosenberg
Senior Assistant Chief Accountant
Office of Healthcare and Insurance